Cleveland-Cliffs Increases Interest in Portman to Over 60%

Offer Automatically Extended and Declared Unconditional

Cleveland, OH—March 22, 2005—Cleveland-Cliffs Inc (NYSE: CLF) today announced that it has received acceptances increasing its voting power in Portman Limited to over 60 percent.

As a result the offer has been automatically extended under Australian law for 14 days. The offer is now scheduled to close at 7:00 p.m. (Perth time) on Tuesday, April 5, 2005.

Cleveland-Cliffs has declared the offer free from all conditions, including the 90% minimum acceptance condition. In addition, Cleveland-Cliffs has accelerated payment terms so that shareholders who validly accept the offer will be paid A$3.85 cash consideration on or before five business days after the date of this announcement or the date the shareholder validly accepts the offer, whichever is the later.

Commenting on the successful offer, Cleveland-Cliffs CEO John Brinzo said: “We are extremely pleased to have acquired this interest in Portman and expect to see additional shares tendered now that the offer is unconditional.

“As the company’s majority shareholder we look forward to working with the high-quality management team and staff to ensure the ongoing success of the Portman business. This transaction marks an integral step in Cliffs’ long-term strategy and provides us with a presence in the world’s fastest growing iron ore markets.”

Cleveland-Cliffs Inc, headquartered in Cleveland, Ohio, is the largest producer of iron ore pellets in North America and sells the majority of its pellets to integrated steel companies in the United States and Canada. The Company operates six iron ore mines located in Michigan, Minnesota and Eastern Canada.

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References in this news release to “Cleveland-Cliffs,” “Cliffs” and “Company” include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be “forward-looking” within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties. There can be no assurance that the offer to acquire the shares of Portman Limited will be accepted or that a superior offer will not emerge or any transaction completed. Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, set forth in the Company’s Annual Report for 2003, Reports on Form 10-K and Form 10-Q and previous news releases filed with the Securities and Exchange Commission, which are publicly available on Cleveland-Cliffs’ website. The information contained in this document speaks as of the date of this news release and may be superseded by subsequent events.

For further information, please call:

CLEVELAND-CLIFFS

Media – United States
Dana Byrne
Vice President-Public Affairs
Cleveland-Cliffs
+1 (216) 694 4870

Financial Community – United States
MacKenzie Partners
Larry Dennedy + 1 (212) 929 5239
Joe Doherty + 1 (212) 929 5958

Don Gallagher
Chief Financial Officer
Cleveland-Cliffs
+1 (216) 694 5459

Financial Community – United Kingdom
MacKenzie Partners
Steve Balet + 44 207 170 4155

Media – Australia
Kate Kerrison + Company
Kate Kerrison +61 413 946 704

Financial Community – Australia
Wilson HTM
Wayne Seabrook +61 2 8247 6625
Scott Colvin +61 2 8247 6623

www.cleveland-cliffs.com
www.Portman.com.au